Room 4561
								March 22, 2006



Mr. Michael Green
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markam, Ontario
Canada L3R 5J6

Re:	MIAD Systems, Ltd.
      Form 10-KSB for the Fiscal Year Ended September 30, 2005
      Filed December 29, 2005
	File No.  000-30801

Dear Mr. Green:

      We have reviewed your response letter dated March 20, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

1. We note your response to comment number 3 from our letter dated February 14, 2006 and it remains unclear to us why you believe that your disclosures comply with Item 307 and Item 308 of Regulation S-B.
In this regard, we note that you have not disclosed management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-KSB. We also note that you did not disclose whether there were any changes in your internal control over financial reporting that occurred during the most recent fiscal quarter that materially effected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise your Form
10-KSB and subsequent reports on Form 10-QSB to provide the required disclosures. Alternatively, explain why you believe no revision is necessary.

2. Your response also indicates that that your certifications comply
with Exhibit 31 as provided in Item 601 of Regulation S-B.   We
note
that the introductory language in paragraph 4 of your certification refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company and you include paragraph 4(b) which refers to the design of internal control over financial reporting. This disclosure is not required until the first annual report required to contain management`s internal control report. Please note that you should not provide this disclosure unless management has performed the underlying analysis and has certified to the effectiveness of your internal controls over financial reporting. See the transition guidance in Section III.E of SEC Release 33-8238. Please revise accordingly. Alternatively, explain why you believe no revision is necessary.

 	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

							Sincerely,



      Brad Skinner
							Accounting Branch Chief
Mr. Michael Green
MIAD Systems, Ltd.
March 22, 2006
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